

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2015

Via E-Mail

Andrew Hagopian III, Esq.
Senior Vice President, Assistant General Counsel
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: MGM Resorts International**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2015**
> **File No. 001-10362**

Dear Mr. Hagopian III:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement
Costs of and Participation in Solicitation, page 3

1.   We note that proxies may be solicited in person or by mail, Internet, telephone, facsimile and other electronic channels of communication, town hall meetings, personal interviews, press releases, and press interviews. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2.   Please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites and what "other electronic channels of communication" you plan to utilize.

Background of the Land & Buildings Solicitation, page 5

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your assertion on page 5 that your board is "very effective."

Proposal No. 1 – Election of Directors, page 22

4.   Please revise your disclosure to explain why you recommend that security holders vote for your nominees and not the Land & Buildings nominees.

5.   Please revise your disclosure to describe the business experience for the last five years for Ms. Gay and Mr. Spierkel.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions